Exhibit 1.01

MATRIX SERVICE COMPANY
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the "Report") of Matrix Service Company (the "Company") has been prepared pursuant to rule 13p-1 of Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as the "Conflict Minerals" are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The "Covered Countries" for the purposes of this Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As specified in this Report, certain of the Company's operations manufacture, or contract to manufacture, products for which Conflict Minerals may be included and may be necessary to the functionality or production of those products.
Description of the Products Covered in this Report
The Report relates to products: (i) for which Conflict Minerals may be necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed in calendar year 2014.
These products, which are referred to in this Report collectively as the "Covered Products," include the following products within the Company's Storage Solutions segment:

•	Aboveground storage tanks, including cone roof, open top floating roof, internal floating roof, dome roof, knuckle roof and sloped/dished bottom tanks

•	Liquified natural gas, or "LNG", and liquid nitrogen/liquid oxygen, or "LIN/LOX" tanks

•	Refrigerated and cryogenic tanks

•	Thermal energy storage tanks

•	Spheres

•	ASME pressure vessels
Material handling work performed within the Company's Industrial segment is also considered a Covered Product. Material handling work includes the engineering and construction of material handling systems relating to the off-loading of ocean-going vessels, port terminals, overland conveying systems, stacking, reclaiming and blending systems, aggregate plants and bulk handling for the environmental processing, power and mining industries. The Company's conclusions regarding the determination of the Covered Products are discussed under the heading "The Company's Due Diligence Process," included below.
The Company's Due Diligence Process
The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Company's purchases included Conflict Minerals and whether any identified Conflict Minerals originated in the Covered Countries or may be from scrap or recycled sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company's due diligence measures have been designed to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Reasonable Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the "OECD Guidance").
The Company has adopted a Conflict Minerals policy which states that it will not knowingly procure materials which contain Conflict Minerals that originate from facilities in the Covered Countries that have not been certified to be conflict free. The Company's policy also states that its suppliers must undertake reasonable diligence to ensure that their materials and products contain only Conflict Minerals that come from scrap or recycled sources, are sourced from mines or smelters outside the Covered Countries or mines or smelters that have been certified as conflict free if sourced within a Covered Country. The Company has also requested, and will continue to request on an annual basis, for certain suppliers to provide certifications that any Conflict Minerals included in materials provided to the Company are either from scrap or recycled sources, or are not from a Covered Country or, if they are from a Covered Country, the minerals are certified to be conflict free. If the vendor provides Conflict Minerals from a Covered Country that are not certified as conflict free, or if a vendor cannot provide sufficient compliance confirmation, the Company will take corrective actions, including removal from the Company's supplier list.
The Company's supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase any Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of any Conflict Minerals that may be included in the Covered Products. Moreover, the Company believes that the smelters and refiners are best suited to identify the sources of the Conflict Minerals and therefore, have taken steps to identify the applicable smelters and refiners of Conflict Minerals in the supply chain.
The Company's due diligence process was as follows:

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In 2013, a team was formed to consider whether the Rule is applicable to the Company's operations and, if so, to implement the necessary procedures to comply with the Rule. Included in the team were personnel from financial reporting, procurement, legal and engineering. The personnel assigned included both management and subject matter experts.

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The team's tasks from this meeting included : 1) determining whether the Company manufactures or contracts to manufacture any products within the meaning of the Rule so that the Company could determine the extent and areas of focus of the diligence procedures; and 2) to assess whether the Company believed any Conflict Minerals were included in the products and were necessary to the functionality of the products.

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Regarding whether an activity constituted a manufacturing activity or the provision of construction services, the Company concluded that the products where some of the component parts were created in the Company's fabrication facilities were generally manufactured products. Activities completed in the fabrication facilities generally include purchasing carbon steel and modifying the steel for field erection. The Company also considered whether product specifications and design was determined by the customer or the Company. Based on these criteria, the Company determined that substantially all of the new tank construction within its Storage Solutions segment would be considered a manufactured product and that material handling services would also be considered a manufactured product because the Company typically has a high degree of control over the design and material specifications of the product.

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Regarding whether Conflict Minerals were included in the manufactured products and were necessary to the functionality of the manufactured products the Company's initial conclusion was that, although the Company wasn't aware of any Conflict Minerals, some degree of uncertainty remained. The only use of Conflict Minerals initially identified was tungsten, which is used as a heat source for welding, and tantalum, which can sometimes be used as a surface hardener for equipment used in the manufacturing process. Since neither the tungsten nor the tantalum are included in the finished product, the Company's initial conclusion was that its manufactured products do not constitute Covered Products.

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In November of 2014, Company personnel from management and financial reporting met to determine the extent and areas of focus for calendar year 2014. Based on this meeting, it was concluded that the information attained from the Company's 2013 due diligence process, as discussed directly above, continued to apply to calendar year 2014. Meeting attendees also considered whether the Company manufactured any additional Covered Products during 2014 as a result of the following recent acquisitions:

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Kvaerner North American Construction Ltd. and substantially all of the assets of Kvaerner North American Construction Inc. The businesses are now known as Matrix North American Construction Ltd. and Matrix North American Construction, Inc., together referenced as "Matrix NAC", acquired in late December 2013. The Company concluded that, due to the nature of the work and the ability to influence design and product specifications, the engineering and construction of combined cycle power generation facilities is a Covered Product.

◦	HDB Ltd. Limited Partnership ("HDB") acquired in August 2014. The Company concluded that services performed by HDB do not constitute Covered Products.

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The Company then identified all significant vendors and subcontractors who provide materials included in the manufactured products. For these vendors, the Company distributed EEIC-GeSI Conflict Minerals Template (the "Template") on January 5, 2015. The Company requested that each supplier determine (i) if any of their materials and supplies contain Conflict Minerals, and (ii) if the products do contain Conflict Minerals, to identify the smelters from which the Conflict Minerals were sourced. If they did not source directly from the smelter, the suppliers were instructed to engage their vendors to determine the source of the Conflict Mineral. These templates were due back to the Company on February 15, 2015.

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As a construction contractor, the Company's operations are geographically diverse. It is common to select suppliers based on the location of the work relative to the physical location of the supplier. Therefore, the number of suppliers is significant and many are used on a very limited or one-time basis. The Company's approach in selecting vendors was to identify suppliers that are routinely used in the manufacture of its products. In selecting, the Company considered both the dollar value of the materials purchased and the number and frequency of invoices that were processed. Based on this criteria, the Company selected approximately 60 vendors for inquiry.

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As mentioned above, the Company distributed the Template to approximately 60 suppliers on January 5, 2015. The vendor's response was due to the Company on February 15, 2015. The Company selected this timing for the following reasons: 1) so that the vendor could report on the period covered by the Conflict Minerals Report (January 1, 2014 to December 31, 2014); 2) the Company would have sufficient time to follow up if no response was received or if the response received was incomplete; and 3) the Company would have sufficient time to analyze and report on the responses received.

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The initial response rate was approximately 20%. Of the responses received, one supplier indicated in their response that they have not shipped any materials containing Conflict Minerals since May of 2013. Another supplier indicated in their response that none of the abrasives used by them contained Conflict Minerals. One supplier in their response via letter stated that their tungsten supplier that smelts and manufactures their electrodes resides in the Henan province of China, which is not a Covered Country. One supplier in their response stated that they do not manufacture or contract to manufacture parts or products that contain Conflict Minerals. The remaining vendors that responded stated that there were no Conflict Minerals included in their products.

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The Company performed follow-up procedures with the vendors who did not respond to the initial request. The follow up procedures were conducted in February and March of 2015. The procedures consisted of sending the Template to the vendors a second time along with having the Company's purchasing agents and operational personnel provide Corporate personnel with vendor contact information to request that the vendors complete the Template. After the additional procedures, the Company received additional responses of approximately 18% of the total group. The Company received one response stating none of materials used by the vendor contain any Conflict Minerals. Another vendor responded stating the only materials they used were sand, limestone, and clay. One vendor in their response stated they only provide testing, commissioning, and engineering services that do no require the use of Conflict Minerals. One vendor stated they neither manufacture or contract to manufacture products that contain Conflict Minerals. The remaining vendors from the follow-up procedures stated that there were no Conflict Minerals included in their products.

Based on the information that was provided by the Company's suppliers and otherwise obtained through the due diligence process, the Company was unable to determine the smelters or refiners used to process the Conflict Minerals identified. In addition, the Company did not have sufficient information with respect to the Conflict Minerals included in the Covered Products to determine the country of origin of the Conflict Minerals.
Risk Mitigation - Improvement Program
The steps the Company will take in fiscal 2015 to mitigate the risk that Matrix Service Company procures any Conflict Minerals that benefit or finance armed groups in the Covered Countries are as follows:

•	The Company will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2015.

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The Company will again request information and supporting data from each supplier providing materials to the Company by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter or mine.

•	The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company's 2015 conflict minerals reporting.

•	The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2015.

•	The Company is adding a Conflict Minerals clause to its purchase order and standard subcontract agreement.